UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number 001-37595

SANTANDER UK GROUP HOLDINGS PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 17 March 2020
SANTANDER UK GROUP HOLDINGS PLC AND SANTANDER UK PLC (together "Santander UK")
BOARD CHANGE
17 March 2020
Santander UK today announced that, following his appointment as Chair of Centrica plc announced today, Scott Wheway has informed the Board of his intention to step down from Santander UK’s Boards later this year.
Scott was appointed as an Independent Non-Executive Director of Santander UK plc on 1 October 2013 and of Santander UK Group Holdings plc on 10 January 2014 and Senior Independent Director of both companies on 1 May 2015. Scott will relinquish his committee chair responsibilities immediately and will step down from Santander UK following the completion of the process to select a new Chair of Santander UK, announced on 30 January 2020.
An external search will be undertaken for a new non-executive director to join Santander UK’s Board.
-ends-
For media enquiries, please contact:

Alan Oliver	Director of Corporate Communications	0207 756 5533

Notes to editors
Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 30 December 2019, the bank serves around 14 million active customers with c23,500 employees and operates through 616 branches (which includes 51 university branches). Santander UK is subject to the full supervision of the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA) in the UK. Santander UK plc customers’ eligible deposits are protected by the Financial Services Compensation Scheme (FSCS) in the UK.

Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, based in Spain, with a meaningful market share in 10 core countries in Europe and the Americas. Banco Santander is among the world’s top banks by market capitalisation. Founded in 1857, Banco Santander has 144 million customers and over 200,000 employees at the close of September 2019. In September 2019, Banco Santander made attributable profit of EUR 3,732 million.

Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK plc has preference shares listed on the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 17 March 2020	By	/ s / Katie Jackson-Turner
Company Secretary